Offering Statement for Bioverge, Inc. ("Bioverge")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Bioverge, Inc.

   237 Kearny Street
   Ste. 9171
   San Francisco, CA 94108

Eligibility

2. The following are true for Bioverge, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Richard Gibb

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Working experience (https://www.linkedin.com/in/rick-gibb/): Bioverge, Inc., Chief Operating Officer, 2017 – Present; Bioverge Funds Management LLC, Managing Director, 2016-Present; Stanford University, Sr. Venture Fund Analyst (Office of CFO) 2015 – 2018. ; Short Bio: Rick Gibb is Co-Founder & COO of Bioverge, Inc., an impact investment platform that funds visionary entrepreneurs bringing science fiction to life. Prior to founding

Bioverge, Rick worked at Stanford University's Office of the CFO as a Senior Venture Fund Analyst where he was involved in the management and oversight of two venture funds – President's Venture Fund and Stanford-StartX Fund. The President's Venture Fund (PVF) is mandated to invest in technologies originating at Stanford University and licensed out of the Office of Technology Licensing. The Stanford-StartX Fund invests in ventures affiliated to Stanford University by way of their leadership teams being Stanford faculty or alumni. Across both of these funds, Rick was primarily involved with investment sourcing, due diligence, and portfolio management, investing $450M in aggregate across more than 400 companies. This further included providing ongoing support by connecting them to elite talent, fundraising opportunities, and strategic partnerships, as well as stewarding long-term strategic plans and operating roadmaps to achieve commercialization, a stronger innovation pipeline, and enhanced product-market fit. Notable highlights include leading seed-stage investments into Personalis (precision medicine and cancer genomics company; co-investors: Lightspeed; NASDAQ: PSNL; 30x), Kodiak Sciences (antibody therapies to treat and prevent blindness; NASDAQ: KOD; 23x), Oculeve (ocular stimulation to treat dry eye disease; acquired by Medtronic; 14x), Genapsys (desktop DNA sequencing; 19x), HeartFlow (real-time digital modeling of coronary arteries; co-investors: Medtronic, USVP, GE Ventures; $2B+ valuation), and Orca Bio (cellular therapies to treat cancer and autoimmune disorders; co-investors: Lightspeed, Data Collective, 8VC). Prior to this, Rick was a part of the Licensing team at Stanford University's Office of Technology Licensing (OTL). The OTL receives and evaluates over 500 invention disclosures each year to assess their commercial feasibility and potential. Royalties from successful licensing are collected and distributed to the inventors, their departments, and schools. At the OTL, he managed a portfolio of 300+ technologies across their full lifecycle to support them with critical expertise in IP strategy, marketing, business development, licensing, fundraising and commercialization. Rick holds a Master's Degree in Biotechnology from The Johns Hopkins University, and graduated from Rice University with a B.S. in Bioengineering and Biomedical Engineering.

Name
Neil Littman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/neil-littman/): Bioverge, Inc., CEO, President, CFO, Treasurer and Secretary, 2017-Present; Bioverge Funds Management LLC, Managing Director, 2016-Present; Notable Labs, Vice President of Business Development, 2018 - 2020; California Institute for Regenerative Development, 2012 - 2018.; Short bio: Neil J. Littman, M.S. is Founder, CEO, and General Partner at Bioverge, an impact investment platform that funds visionary entrepreneurs bringing science fiction to life. . Bioverge's investment thesis is focused on companies spanning the intersection of health + tech that are utilizing advances in technology to modernize healthcare, from bench-to-bedside. Previously, Neil was Vice President of Business Development at Notable Labs (August 2018 - January 2019), an oncology startup and Bioverge portfolio company, where he lead the development of global corporate partnerships and contributed to the strategic vision of Notable as part of the Senior Leadership Team. Neil oversaw business development at Notable through the successful completion of the company's $40 million Series B and was instrumental in negotiating multiple terms sheets to in-license clinical stage oncology assets. Previously, Neil was a member of the Executive Leadership Team and Director of Business Development at the California Institute for Regenerative Medicine (November 2012 - August 2018). As part of CIRM's Executive Leadership team, Neil helped develop the five-year strategic plan for managing and deploying CIRM's $3 billion across the organization's discovery, translational, and clinical stage stem cell and regenerative medicines programs. At CIRM, Neil was Head of the Therapeutics Group and oversaw a team responsible for managing over 40 clinical stage therapies totaling over $500 million of CIRM investment. Prior to managing the Therapeutics Group, Neil oversaw the Strategic Infrastructure Group and was responsible for managing over $125 million of infrastructure programs, including: $30 million Stem Cell Center (partnership with IQVIA); $24 million

Alpha Stem Cell Clinical Network (partnership with UCLA, UCSD, City of Hope, UC Irvine); $32 million iPSC Bank (partnership with Fujifilm); $40 million Genomics Center of Excellence (partnership with Stanford). Prior to CIRM, Neil was a healthcare investment banker at Thomas Weisel Partners and Deutsche Bank and worked on transactions totaling over $1 billion. His primary focus was on strategic advisory and public and private financings. Neil received a Master of Science in Biotechnology from The Johns Hopkins University, and a Bachelor of Arts in Molecular, Cellular and Development Biology from the University of Colorado, Boulder. Neil worked in a virology lab during his time at CU Boulder.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Neil Littman

Securities:	5,250,000
Class:	Class A Common Stock
Voting Power:	59.7%

Richard Gibb

Securities:	3,500,000
Class:	Class A Common Stock
Voting Power:	39.8%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Bioverge, Inc. (collectively, the "Company" or "Bioverge"), is a corporation organized on August 17, 2017 under the laws of Delaware. The Company was formed to facilitate investments in early-stage healthcare companies via an online venture capital and equity crowdfunding investment platform. Bioverge Funds Management, LLC, a limited liability company formed under the laws of Delaware on June 3, 2016, is a wholly owned subsidiary of the Company and operates as an Exempt Reporting Advisor ("ERA") in the State of California. Bioverge Portal, LLC a limited liability company formed under the laws of Delaware on March 27, 2018, is a wholly owned subsidiary of the Company and is registered funding portal with the Securities and Exchange Commission ("SEC") and a member of the

Financial Industry Regulatory Authority ("FINRA"). Our ERA, Bioverge Funds Management, LLC, engages in Regulation D investments. Bioverge uses a syndication model to enable access and democratize the investing landscape for investors interested in investing in early-stage healthcare companies. Bioverge creates special purpose vehicles, or Bioverge Funds ("Funds"), to provide investors access to highly vetted investment opportunities. The purpose of the Bioverge Fund is to aggregate accredited investors into a single group, which enables Bioverge to keep the investment minimums low for our Limited Partners (or "LPs" or "Members"). This structure is also advantageous for the companies, since only the Bioverge Fund will appear on the company's cap table. These Funds may make offerings pursuant to Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act") or a rule promulgated thereunder, such as Rule 506(b) or Rule 506(c). Under Regulation D offerings, only accredited investors are permitted to invest in a Bioverge Fund. Bioverge offers our Members access to invest in a Bioverge Fund related an investment in a specific company, or the ability to invest in a multi-company Access Fund, which typically invests in a portfolio of at least 10 companies. Bioverge's compensation model on Regulation D investments is similar to traditional venture capital funds and comes from the combination of management fees and carried interest, which is a share of the profits upon a successful investment exit. There is also a standard administrative fee charged to investors to cover the costs of operating the Fund over the entire life of the entity, including regulatory filings, accounting, and K-1 distribution, which is shared with our third-party fund administrator. Pursuant to Rule 302(b) of SEC Regulation Crowdfunding ("Reg CF") under the Securities Act (Title III of the JOBS Act), Bioverge Portal, LLC engages with issuers to conduct equity crowdfunding offerings. For Reg CF offerings, Bioverge typically receives compensation from the issuer of securities, including percentage of total capital raised for Regulation Crowdfunding offerings, in the form of cash and equity, and an upfront fee plus deferred revenue that the Bioverge collects when the offering is complete. The percentage Bioverge charges may fluctuate between 7-12% based on the method of investment and fees associated.

Bioverge currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Bioverge, Inc. speculative or risky:
   1. We are an early stage company and have not yet generated any profits Bioverge was formed in 2017. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company

reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bioverge has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

2. Our financials were prepared on a "going concern" basis. Our financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

3. Any valuation of the company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

4. We operate in a regulatory environment that is evolving and uncertain. The regulatory framework for crowdfunding is very new and the Company's operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues and conducts its business could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company's operations.

5. We operate in a highly regulated industry. We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Bioverge Portal, LLC is registered as a funding portal and our subsidiary Bioverge Funds Management, LLC operates as an exempt reporting advisor (ERA). As a funding portal and ERA, we have to comply with stringent regulations, and the operation of our funding portal and ERA exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans

6. We may be liable for misstatements made by issuers. Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. Even though due diligence defenses may be available; there can be no assurance that if we were sued we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients may be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time consuming and expensive. Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents. Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

7. Bioverge's product offerings are relatively new in an industry that is still quickly evolving. The principal securities regulations that we work with, Rule 506(b), Rule 506(c), and Regulation Crowdfunding, have only been in effect - with the exception of

Rule 506(b) - in their current form since 2013, in the case of Rule 506(c) and 2016 in the case of Regulation Crowdfunding. Our ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

8. We have an evolving business model. Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

9. We are reliant on one main type of service. All of our current services are variants on one type of service — providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our Founder and Chief Executive Officer, Neil Littman, and our Co-founder and Chief Operating Officer, Richard Gibb. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

10. Bioverge and its providers are vulnerable to hackers and cyber attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Bioverge platform or in its computer systems could reduce the attractiveness of the Bioverge platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks either on our technology provider or on Bioverge could harm our reputation and materially negatively impact our financial condition and business. Transactions can also be subject to fraud and theft.

11. Bioverge currently relies on third-party vendors for escrow and technology services. We currently rely on Loon Creek Capital Group, LLC and Prime Trust to provide fund administrative and technology services for processing investment transactions (e.g., processing credit card and payments, electronic execution of the subscription agreements, etc.) and all escrow services related to offerings on our platform. Any change in this relationship will require us to find another technology service provider, escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

12. We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

13. We face significant market competition. We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is

different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

14. We may not be able to protect all of our intellectual property. Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

15. If the company cannot raise sufficient funds it will not succeed. Even if the maximum offering amount is raised under this offering, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only a portion of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We do not have any alternative sources of funds committed.

16. There is only a small minimum amount set as a condition to closing this offering. Because this is a "best efforts" offering with only a small minimum amount, we will have access to any funds tendered once we received this minimum amount of commitment from investors. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

17. There is no current market for our stock. There is no formal marketplace for the resale of our stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment.

18. The Company may never receive a future equity financing. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

19. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

20. Voting control will be given to a small number of shareholders. Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding

employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

21. The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

22. Valuation Risk Investors who participate in the offering on or before May 15, 2021, will receive an early bird discount and be able to invest at a purchase price of $1.14 per share, which equates to a $10 million pre money valuation; and investors who participate in the offering after May 15, 2021 will invest at a purchase price of $1.71 per share, which equates to a $15 million pre money valuation.

23. Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

24. Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

25. Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition. Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm.

26. We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, future cash flows and future results of operations. These risks include: (a) the volatility of domestic and international financial, bond and stock markets; (b) extensive governmental regulation; (c) litigation; (d) intense competition; (e) poor performance of securities that we recommend or privately place; (f) substantial fluctuations in the volume and price level of securities; and (g) dependence on the solvency of various third parties. As a result, our future revenues and earnings may vary significantly from quarter to quarter and from year to year.

27. We may not be able to manage future growth effectively. If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may

adversely impact our business and the value of your investment.

28. There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

29. We are offering and selling shares of our Class B Common Stock in this offering. Although our Class B Common Stock, like our Class A Common Stock, is entitled to one vote per share, only the holders of our Class A Common Stock have the right to nominate directors for election to our board of directors. This means that the holders of our Class A Common Stock basically have the right to nominate all of our directors and thereby control our company even if, in the future, the holders of Class A Common Stock own a smaller percentage of the voting stock of our Company than the holders of Class B Common Stock.

30. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

31. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

32. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the

Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

33. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

34. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

35. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

36. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

37. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds

are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

38. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

39. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

40. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Bioverge, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering primarily to cover operating expenses, including salaries to our executive officers, working capital, and general corporate purposes, which includes items such as software and product development, sales and marketing, and business development. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
General & administrative	$4,510	$428,043
Product development	$2,500	$321,032
Sales & marketing	$2,500	$268,493
Total Use of Proceeds	**$10,000**	**$1,069,998**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Bioverge, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $1.71 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	10,000,000	8,785,000	Yes	Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company. Once nominated for directorship a nominee shall be elected as a director by a vote of the outstanding Class A Common Stock and Class B Common Stock voting together as a single class. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.
Class B Common Stock	25,000,000	0	Yes	Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.
Preferred Stock	15,000,000	0	No	The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in

| | | | | respect of each class or series of Preferred Stock of the Corporation. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation without the need to obtain stockholder approval or, to the extent permitted by the "General Corporation Law of Delaware", any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors without the need to obtain shareholder approval prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure. |

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option incentive plan		1,250,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing SAFE notes and convertible debt are subject to conversion into equity under certain circumstances, and if they convert your ownership will be diluted by that conversion.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The holders of the Class A Common Stock shall have conversion rights as follows: Right to Convert. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class B Common Stock. Automatic Conversion. Each share of Class A Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon a Transfer of such share; provided, however, that if a holder of Class A Common Stock Transfers any shares of Class A Common Stock to another holder of Class A Common Stock, then such Transfer will not constitute a Class A Common Stock Automatic Conversion Event. Please see "BIOVERGE, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION" for further disclosure.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt, or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

We utilized three valuation methodologies: discounted cash flow, sum-of-the-parts, and comparable company analysis.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Neil Littman
Amount Outstanding:	$83,702
Interest Rate:	2.5%
Maturity Date:	April 15, 2021

Other Material Terms:

On April 15, 2018 the Company entered into convertible note agreements with one of the co-founders in the amount of $83,702. The note agreement bears interest at 2.5% and has a maturity date of April 15, 2021. The terms provide for automatic conversion of the convertible note agreement into the Company's preferred stock if and upon a qualified equity financing event of $750,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by the 20% discount to the share pricing in the triggering equity financing. Mr. Littman has verbally agreed to extend the maturity date of this Note until such time as the Company has sufficient funds to satisfy it's obligations under this Note.

Creditor(s):	Stephen Littman
Amount Outstanding:	$40,000
Interest Rate:	2.5%
Maturity Date:	April 15, 2021

Other Material Terms:

On April 15, 2018 the Company entered into convertible note agreements with one of the co-founders family members in the amount of $40,000. The note agreement bears interest at 2.5% and has a maturity date of April 15, 2021. The terms provide for automatic conversion of the convertible note agreement into the Company's preferred stock if and upon a qualified equity financing event of $750,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by the 20% discount to the share pricing in the triggering equity financing. Dr. Littman has verbally agreed to extend the maturity date of this Note until such time as the Company has sufficient funds to satisfy it's obligations under this Note.

Creditor(s):	SAFE
Amount Outstanding:	$1,363,520
Interest Rate:	0.0%
Maturity Date:	No Maturity Date

Other Material Terms:

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts divided by the conversion price into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $5,000,000 or $8,000,000 pre-money valuation, as applicable, on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event

25. What other exempt offerings has Bioverge, Inc. conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

　1. any director or officer of the issuer;
　2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
　3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
　4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Neil Littman	CEO	Convertible Note	$83,702
Stephen Littman	CEO's father	Convertible Note	$40,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $432,913 and $161,357 for the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations, and has an accumulated deficit of $692,824 of December 31, 2020. However, the company has been able to generate $68,795 and $24,047 in net revenues for the years ended December 31, 2020, and 2019. Showing a year-over-year 286% growth in revenue. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. We have been successful in raising capital via SAFE investments. On December 31, 2020, total investments amounted to $1,363,520. We arrived at the valuation for Bioverge of $1.00 per share by conducting detailed financial analysis utilizing several valuation methodologies, including discounted cash flow ("DCF"), sum-of-the-parts, and by reviewing and analyzing comparable companies. DCF is a valuation method used to estimate the value of an investment based on its expected future cash flows. DCF analysis attempts to figure out the value of an investment today, based on projections of how much money it will generate in the future. While the DCF valuation methodology is standard, it has limitations, primarily that it relies on estimations on future cash flows, which could prove to be inaccurate. The sum-of-the-parts valuation (SOTP) is a process of valuing a company by determining what its aggregate divisions would be worth if they were spun off or acquired by another company. This is appropriate since Bioverge operates an online venture capital business as well as an equity crowdfunding portal. Finally, a comparable company analysis (CCA) was performed to evaluate the value of the Company using the metrics of other businesses of similar size in the same industry. Comparable company analysis operates under the assumption that similar companies will have similar valuation multiples.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Bioverge, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Bioverge Reg CF Video Transcript Hi, I'm Neil Littman, Founder and CEO of Bioverge. Investing in health care is by definition impact investing. At Bioverge, we are building an investment platform to support patients like Evie. I first met Evie, which was just a few years old. Evie had been diagnosed with severe combined deficiency, sometimes referred to as bubble baby disease or a genetic mutation makes a person's immune system especially susceptible to infectious disease, requiring a lifetime of of precaution and shelter. Today, every Evie is cured, she goes to school and lives a normal life. A genetic therapy enabled by the commercialization of early stage research that went on to cure 50 other children like Evie, in turn rewriting the courses of their lives, also emerged as a billion dollar business process. At Bioverge, we enable everyone to invest the most innovative startups at the intersection of health and technology by providing the access, tools and resources necessary to make informed investment decisions. It is our belief that we can all do well by doing good. What we offer at Bioverge are venture capital-style investments, that are a great way to diversify your portfolio away from the public market, they are an uncorrelated asset class, and to potentially enhance your returns. We invite you to join our mission. Together, we have the power to transform health care and bring science fiction to life.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://bioverge.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.